UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                               E*Trade Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                    269246104
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 pages


CUSIP NO.    269246104                    13G


1.      Name of Reporting Person         General Atlantic Partners, LLC
        S.S. or I.R.S. Identifica-
        tion No. of Above Person


2.      Check the Appropriate Box        (a) [X]
        if a Member of a Group           (b) [ ]


3.      S.E.C. Use Only


4.      Citizenship or Place of Organization       Delaware


Number of Shares      (5)  Sole Voting Power              0

Beneficially          (6)  Shared Voting Power            5,770,330

Owned by Each         (7)  Sole Dispositive Power         0

Reporting Person      (8)  Shared Dispositive Power       5,770,330



9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               5,770,330


10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                            [ ]


11.     Percent of Class Represented by Amount in Row 9        18.7%


12.     Type of Reporting Person                               00









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                                                               Page 3 of 9 pages


CUSIP NO.    269246104                    13G


5.      Name of Reporting Person         General Atlantic Partners II,
        S.S. or I.R.S. Identifica-       L.P.
        tion No. of Above Person


2.      Check the Appropriate Box        (a) [X]
        if a Member of a Group           (b) [ ]


7.      S.E.C. Use Only


8.      Citizenship or Place of Organization       Delaware


Number of Shares      (5)  Sole Voting Power              0

Beneficially          (6)  Shared Voting Power            5,770,330

Owned by Each         (7)  Sole Dispositive Power         0

Reporting Person      (8)  Shared Dispositive Power       5,770,330



9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               5,770,330


10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                            [ ]


11.     Percent of Class Represented by Amount in Row 9        18.7%


12.     Type of Reporting Person                               PN









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                                                               Page 4 of 9 pages


CUSIP NO.    269246104                    13G


1.      Name of Reporting Person         GAP Coinvestment
        S.S. or I.R.S. Identifica-       Partners, L.P.
        tion No. of Above Person


2.      Check the Appropriate Box        (a) [X]
        if a Member of a Group           (b) [ ]


3.      S.E.C. Use Only


4.      Citizenship or Place of Organization       New York


Number of Shares      (5)  Sole Voting Power              0

Beneficially          (6)  Shared Voting Power            5,770,330

Owned by Each         (7)  Sole Dispositive Power         0

Reporting Person      (8)  Shared Dispositive Power       5,770,330



9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               5,770,330


10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                            [ ]


11.     Percent of Class Represented by Amount in Row 9        18.7%


12.     Type of Reporting Person                               PN








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                                                               Page 5 of 9 pages


CUSIP NO.    269246104                    13G


1.      Name of Reporting Person         Richard Braddock
        S.S. or I.R.S. Identifica-
        tion No. of Above Person


2.      Check the Appropriate Box        (a) [X]
        if a Member of a Group           (b) [ ]


3.      S.E.C. Use Only


4.      Citizenship or Place of Organization       U.S.A.


Number of Shares      (5)  Sole Voting Power              345,830

Beneficially          (6)  Shared Voting Power            0

Owned by Each         (7)  Sole Dispositive Power         345,830

Reporting Person      (8)  Shared Dispositive Power       0



9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               345,830


10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                            [ ]


11.     Percent of Class Represented by Amount in Row 9        1.1%


12.     Type of Reporting Person                               IN








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                                                               Page 6 of 9 pages

CUSIP No. 269246104




Item 1.         (a)     Name of Issuer
                        --------------

                E*Trade Group, Inc.

                (b)     Address of Issuer's Principal Executive Offices
                        -----------------------------------------------

                Four Embarcadero Place
                2400 Geng Road
                Palo Alto, CA 94303


Item 2.         (a)     Names of Persons Filing
                        -----------------------

                General Atlantic Partners, LLC ("LLC")
                General Atlantic Partners II, L.P. ("GAP II")
                GAP Coinvestment Partners, L.P. ("GAPCO")
                Richard Braddock ("Braddock" and, together with LLC, GAP II, and GAPCO, the "Reporting Persons")


                (b)     Address of Principal Business Office
                        ------------------------------------

                c/o General Atlantic Service Corporation
                3 Pickwick Plaza
                Greenwich, CT 06830


                (c)     Citizenship
                        -----------

                LLC - Delaware
                GAP II -- Delaware
                GAPCO -- New York
                Braddock -- U.S.A.


                (d)     Title of Class of Securities
                        ----------------------------

                Common Stock, par value $.01 per share (the "Shares")


                (e)     CUSIP Number
                        ------------

                269246104


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d- 2(b).







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                                                               Page 7 of 9 pages

CUSIP No. 269246104


Item 4. As of July 10, 1997, LLC, GAP II, GAPCO and Braddock owned of record no Shares, 5,058,220 Shares, 712,110 Shares and 345,830 Shares, respectively, or 0%, 16.4%, 2.3% and 1.1%, respectively, of the issued and outstanding Shares. The general partner of GAP II is LLC. The managing members of LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William
                O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). Braddock is a director of E*Trade Group, Inc., and is a consultant to LLC. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO; LLC, GAP II and GAPCO may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Although Braddock is a consultant to LLC, the other Reporting Persons do not possess any voting or dispositive power over the Shares Braddock owns of record. Braddock does not possess any voting or dispositive power over the Shares the other Reporting Persons own of record. However, there is an oral agreement between Braddock and the other Reporting Persons that Braddock will dispose of his Shares proportionately with the other Reporting Persons. As of July 10, 1997, each of LLC, GAP II and GAPCO may be deemed to own beneficially an aggregate of 5,770,330 Shares or 18.7% of the issued and outstanding Shares, and Braddock may be deemed to own beneficially an aggregate of 345,830 Shares or 1.1% of the issued and outstanding Shares. Each of LLC, GAP II and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 5,770,330 Shares that may be deemed to be owned beneficially by each of them, and Braddock has the sole power to direct the vote and the sole power to direct the disposition of the 345,830 Shares that are owned beneficially by him.


Item 5.         Ownership of Five Percent or Less of a Class
                --------------------------------------------

                Not applicable.


Item 6.         Ownership of More than Five Percent on Behalf of Another Person
                ---------------------------------------------------------------

                See Item 4.


Item 7.         Identification and Classification of Subsidiary Which Acquired
                --------------------------------------------------------------
                the Security Being Reported on By the Parent Holding Company
                ------------------------------------------------------------

                Not applicable.







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                                                               Page 8 of 9 pages

CUSIP No. 269246104


Item 8.         Identification and Classification of Members of the Group
                ---------------------------------------------------------

                See Item 4.


Item 9.         Notice of Dissolution of Group
                ------------------------------

                Not applicable.


Item 10.        Certification
                -------------

                Not applicable.







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                                                               Page 9 of 9 pages

CUSIP No. 269246104

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 14, 1997.


                             GENERAL ATLANTIC PARTNERS, LLC


                             By:          /s/ Stephen P. Reynolds
                                    ---------------------------------
                                    Stephen P. Reynolds,
                                    a Managing Member


                             GENERAL ATLANTIC PARTNERS II, L.P.

                             By:      GENERAL ATLANTIC PARTNERS, LLC
                                      its General Partner


                             By:          /s/ Stephen P. Reynolds
                                    ---------------------------------
                                    Stephen P. Reynolds,
                                    a Managing Member


                             GAP COINVESTMENT PARTNERS, L.P.


                             By:           /s/ Stephen P. Reynolds
                                    ---------------------------------
                                    Stephen P. Reynolds
                                    a General Partner


                                         /s/ Richard Braddock
                                    ---------------------------------
                                    Richard Braddock